SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
06/11/2012


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
380,578

8. SHARED VOTING POWER
92,421

9. SOLE DISPOSITIVE POWER
472,999
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
472,999

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.96%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13d filed May 27, 2011. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on April 30,2012 6,201,812 shares of common stock were outstanding as of April 9,2012. After completion of the tender offer for 924,000 shares which expired on June 13, 2012, 5,277,812 shares are presumably outstanding. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 472,999 shares of IRL or 8.96% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.


c) During the last 60 days the following shares of IRL were sold:

Date:		        Shares:		Price:
05/21/12		(1,170)		7.7438
05/22/12		(5,200)		7.9071
05/23/12		(22,400)	7.8095
05/24/12		(25,904)	7.8477
05/30/12		(30,762)	7.7002
05/31/12		(5,238)		7.5895
06/05/12		(9,640)		7.4209
06/06/12		(200)		7.6200
06/07/12		(1,606)		7.6044
06/11/12		(9,478)		7.5876
06/12/12		(11,100)	7.5900
06/13/12		(2,000)		7.5700
06/19/12		(5,765)		7.5499

Shares tendered:
6/20/12			(272,430)	8.0900





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 06/22/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos